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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FEE REQUIRED

For the fiscal year ended December 31, 2000

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 NO FEE REQUIRED

For the transition period from                              to

Commission file number: 000-21571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TMP Worldwide Inc.
TMP Worldwide Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TMP Worldwide Inc.
622 Third Avenue
New York, New York 10017

Financial Statements and Exhibits

(A) Financial Statements:

    Financial Statements of TMP Worldwide Inc. 401(k) Savings Plan for the years ended December 31, 2000 and 1999

(B) Exhibits:

        23.1 Consent of Independent Certified Public Accountants

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TMP Worldwide Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedules
Years Ended December 31, 2000 and 1999

TMP Worldwide Inc.
401(k) Savings Plan

Financial Statements
and Supplemental Schedules
Years Ended December 31, 2000 and 1999

TMP Worldwide Inc.
401(k) Savings Plan

Contents

Independent auditors' report	3
Financial statements:
Statements of net assets available for benefits	4
Statements of changes in net assets available for benefits	5
Notes to financial statements	6 - 11
Supplemental schedules:
Schedule of assets held for investment purposes at end of year	12
Schedule of reportable transactions	13
Schedule of nonexempt transactions	14

Independent Auditors' Report

To the Trustee of the
TMP Worldwide Inc.
401(k) Savings Plan

New York, New York

        We have audited the accompanying statements of net assets available for benefits of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and schedules of reportable transactions and nonexempt transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

April 3, 2002

TMP Worldwide Inc.
401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2000		1999
Assets
Investments—at fair value (Note 3):
Mutual funds:
Amcent: 20th Century International Growth	$4,872,746	*	$1,354,757
Baron Asset	2,633,869		1,695,278
Neuberger & Berman Socially Responsive	739,609		304,080
Neuberger & Berman Partners	2,663,550		1,956,586
Oakmark	6,299,577	*	5,390,234	*
Schwab S&P 500 Investor SHS	14,373,859	*	6,199,609	*
Schwab Smallcap Index	6,020,091	*	762,851
Scudder Greater Europe Growth	3,412,985		1,200,538
Strong Corporate Bond	2,571,493		397,051
Common/collective trust: Schwab Stable Value Fund	8,416,003	*	4,801,744	*
Common Stock—TMP Worldwide Inc.	21,710,827	*	23,423,736	*
Participant loans	1,205,624		923,842

Total investments	74,920,233		48,410,306

Cash	660		—

Receivables:
Participants' contributions	682,707		308,123
Employers' contributions	2,407,373		1,022,329
Amounts due from employer (Note 7)	264,073		157,631
Interest on loans and dividends	24,120		6,453

Total receivables	3,378,273		1,494,536

Total assets	78,299,166		49,904,842
Liabilities:
Amounts due to participants (Note 7)	50,516		175,221

Net assets available for benefits	$78,248,650		$49,729,621

*
represents 5% or more of the net assets available for benefits.

See accompanying notes to financial statements.

TMP Worldwide Inc.
401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2000	1999
Additions:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(8,441,601)	$16,787,860
Interest and dividends	2,464,312	1,445,201

	(5,977,289)	18,233,061

Contributions:
Participants	9,563,392	4,396,712
Employer	2,559,740	1,025,728

	12,123,132	5,422,440

Rollovers in participant balances	1,282,389	414,092

Assets transferred into Plan (Note 3)	26,449,976	—

Total additions	33,878,208	24,069,593

Deductions:
Benefits paid to participants	5,226,189	4,636,110
Administrative expenses	132,990	67,430

Total deductions	5,359,179	4,703,540

Net increase	28,519,029	19,366,053
Net assets available for benefits, beginning of year	49,729,621	30,363,568

Net assets available for benefits, end of year	$78,248,650	$49,729,621

See accompanying notes to financial statements.

TMP Worldwide Inc.
401(k) Savings Plan

Notes to Financial Statements

1.    Description of Plan

        The following description of the TMP Worldwide Inc. 401(k) Savings Plan and its related Trust (collectively, the "Plan") is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan's provisions.

        The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. (formerly Telephone Marketing Programs, Inc., which has since changed its name to TMP Worldwide Inc. ("TMP")) for the benefit of its eligible employees and the eligible employees of any other organization designated by TMP's Board of Directors.

Previous Amendments to the Plan

        From 1992 through 1999, there were amendments to the Plan, affecting vesting, eligibility, employee coverage and the source of matching funds. The description of the Plan has been modified to include these restatements and amendments.

Plan Amendments Enacted During 2000

        The Plan was amended during 2000. The fourth Plan amendment was effective January 1, 2000, and that amendment permitted seven qualified retirement plans maintained by entities that have been acquired by TMP to merge, permitted early retirement at the age of fifty-five with 100% vesting, reduced service requirement for eligibility to three months with certain exceptions for employees of the entities acquired by TMP and identified protected benefits. The fifth amendment was effective January 1, 2000, that amendment excluded severance pay from the definition of compensation, recognized service with certain entities acquired by TMP and provided that outstanding residential loans transferred from a merging plan may be repaid over 30 years. The sixth amendment was effective September 1, 2000, that amendment protected the vesting schedule and in-service distribution options for participants of a merging plan. The seventh amendment was effective October 1, 2000, that amendment protected the vesting schedule for participants of a merging plan. The eight amendment was effective October 1, 2000, that amendment recognized service with certain entities acquired by TMP.

General

        The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement. The Plan allows eligible employees to enter the Plan upon completion of three months of service with certain exceptions for employees of entities acquired by TMP. The Plan designated TMP as the Plan administrator (the "Plan Administrator"). The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

Contributions

        Participating employees have the option to make elective contributions of up to 15% of their compensation, as defined, subject to the limit of Internal Revenue Code Section 402(g) ($10,500 for 2000 and $10,000 for 1999). Participating employers make a matching contribution equal to the elective contribution, but not more than 2% of each contributing employee's compensation. The employer's matching contribution is made in shares of the corporation's common stock. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the Plan year (the calendar year) if the employee is employed by the employer on the last day of such year. The Plan also provides for the employer to make additional matching contributions on behalf of nonhighly-compensated employees as necessary to satisfy applicable discrimination requirements. The employer may make discretionary non-elective contributions which are allocated in the same ratio as each participant's compensation bears to the total compensation of all participants for the Plan year.

Participants' Accounts

        Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan).

Forfeitures

        Forfeitures of terminated participants' nonvested accounts are used to pay the Plan expenses and any excess is applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contribution or profit sharing contributions. Forfeitures occur in a Plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of six consecutive one-year breaks in service. If the terminated participant resumes employment before six consecutive one-year breaks in service, the amount that the participant forfeited will be reinstated with, under certain circumstances, investment earnings. Forfeited invested accounts totaled $345,771 and $222,536 at December 31, 2000 and 1999, respectively. Forfeitures in the amount of $71,908 and $16,430 were used to pay the Plan expenses during the years ended December 31, 2000 and 1999, respectively.

Vesting

        The portion of a participant's account attributed to elective contributions and rollover contributions is nonforfeitable at all times. Vesting of other amounts (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions) is based upon the number of years of service, with a year generally being a Plan year in which the participant accumulates at least 1,000 employment hours. Vesting starts with the completion of two years of service at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with five or more years, except for merging plans, as defined. Notwithstanding the number of years of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.

Payment of Benefits

        Benefits are generally payable in the form of a lump sum following a participant's termination of employment, death, disability or upon early retirement at age 55 or older. The portion of a participant's account attributed to benefits from a merged plan, however, is subject to specific rules. Provision is also made for a participant to request a withdrawal of all or a portion of the participant's account attributed to elective contributions after the attainment of age 59 1/2. Further, upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw that portion of their account attributed to the remaining employer matching contributions that have vested and the amount of elective deferrals which have not previously been withdrawn.

Participant Loans

        In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account, as defined.

        If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be as agreed upon by the Plan Administrator and the borrowing participant. Residential loans transferred from merging plans may be repaid over 30 years. If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

        The loans are collateralized by the participants' interest in their accounts. The employer's stock (employer matching contribution) may not be used as a source for participant loans.

Administrative Expenses

        Certain administrative expenses of the Plan are paid by the Plan Administrator.

2.    Accounting Policies

Basis of Accounting

        The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

        Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans which are stated at cost plus accrued interest, which approximates their fair value. Unrealized appreciation or depreciation of investments is reflected in the financial statements.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

        Benefits are recorded when paid.

3.    Investments

        During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(8,441,601) and $16,787,860, respectively, as follows:

	December 31,
	2000	1999
Mutual funds	$(3,343,028)	$3,557,250
Common/collective fund	395,121	259,304
Common stock	(5,493,694)	12,971,306

	$(8,441,601)	$16,787,860

        During 2000, the Plan sponsor acquired nine entities which merged their retirement plans with total assets of $26,449,976 into the Plan.

4.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated May 8, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and will request a new determination letter. Issues have been identified that will require corrections; the Plan Administrator is currently addressing such issues and expects them to be resolved with no effect on the Plan's tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    Trustee and Custodian

        The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

        The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

6.    Termination

        Although it has not expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

        Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

7.    Amounts Due to Participants and Amounts Due From Employer

        In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. The Plan's nondiscrimination contribution testing resulted in an adjustment to employee contributions, as well as associated income by means of refunds to highly compensated employees ("HCE") with a one-on-one contribution to non-highly compensated employees ("NHCE"). The Plan allows participants to contribute up to 15% of their compensation into the Plan. The contribution rate for certain participants exceeded the allowable contribution limit resulting in adjustments to employee contributions, as well as associated income by means of refunds to participants.

        At December 31, 2000 and 1999, the Plan had amounts due participants for excess employee contributions and associated income adjustments as follows:

	2000	1999
Allowable contribution limit adjustment	$26,171	$26,838
Allowable contribution limit associated income adjustment	7,416	7,564
Nondiscrimination HCE contribution adjustment	13,837	117,745
Nondiscrimination associated income adjustment	3,092	23,074

	$50,516	$175,221

        At December 31, 2000 and 1999, the Plan had amounts due from employer for the current year interest accrual on late remittances (see Note 8) and corrective employer contributions as follows:

	2000	1999
Interest on late remittances	$254,471	$148,029
Nondiscrimination NHCE contribution adjustment	9,602	9,602

	$264,073	$157,631

8.    Nonexempt Transactions With Party-in-Interest

        During the Plan years ended December 31, 2000 and 1999, employee withholdings totaling $1,500,072 and $607,699, respectively, were not remitted within the appropriate time period. These transactions constitute prohibited transactions as defined by ERISA. During 2000 and 1999, the Plan had accrued interest income of $106,442 and $114,209, respectively, on such late remittances which were recorded as increases to amounts due from employer with an offsetting addition to interest income.

9.    Supplemental Information

        During the period from January 1, 2000 to December 31, 2000, the Plan had no lease commitments, obligations or leases in default as defined by ERISA.

10.    Subsequent Events

        Subsequent to year-end, the Plan was further amended as follows:

          The ninth amendment became effective February 1, 2001, that amendment recognized service with certain entities acquired by TMP and identified protected benefits. The tenth amendment was effective January 1, 2001, that amendment modified the method of crediting service to elapsed time for eligibility and vesting features, determined entry dates as the first day of the month following the date a participant meets eligibility requirements, permitted participants to modify elective deferral rates at any time that is effective as soon as administratively feasible and limited the number of outstanding loans per participant to two. The eleventh amendment was effective June 1, 2001, that amendment permitted certain qualified retirement plans maintained by entities that have been acquired by TMP to merge into the Plan, recognized service with such entities and identified protected benefits. The twelfth amendment was effective May 1, 2001, that amendment recognized service with entities that have been acquired by TMP. An amendment and restatement of the Plan was adopted effective August 1, 2001 to comply with all applicable regulatory requirements and to switch from a prototype plan to a custom-designed plan.

TMP Worldwide Inc.
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
EIN 13-3906555                            Plan No. 002

December 31, 2000
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
	Mutual funds:
	Amcent: 20th Century International Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$4,872,746
	Baron Asset	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,633,869
	Neuberger & Berman Socially Responsive	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		739,609
	Neuberger & Berman Partners	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,663,550
	Oakmark	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		6,299,577
*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		14,373,859
*	Schwab Smallcap Index	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		6,020,091
	Scudder Greater Europe Group	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		3,412,985
	Strong Corporate Bond	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		2,571,493
*	Common/collective trust—Schwab Stable Value Fund	Registered investment company. There is no maturity, rate of interest, collateral, par or maturity value.		8,416,003
*	Common stock—TMP Worldwide Inc.	Employer Security. Common stock. $.001 par value.		21,710,827
*	Participant loans	5 years, 8%, collateralized by participant's account balance.		1,205,624

*
A party-in-interest as defined by ERISA.

**
The cost of participant-directed investments is not required to be disclosed.

TMP Worldwide Inc.
401(k) Savings Plan

Schedule of Reportable Transactions
EIN 13-3906555                            Plan No. 002

Year ended December 31, 2000
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Category (i)—A single transaction in excess of 5% of the current value of plan assets:
Schwab	TMP Worldwide Stock Fund	$7,513,715	$—	$—	$—	$7,513,715	$7,513,715	$—
Schwab	TMP Worldwide Stock Fund	—	3,733,106	—	—	3,630,258	3,733,106	102,848

There were no category (ii), (iii) or (iv) reportable transactions.

TMP Worldwide Inc.
401(k) Savings Plan

Schedule of Nonexempt Transactions
EIN 13-3906555                            Plan No. 002

Year ended December 31, 2000
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship of plan, employer, or other party- in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of assets	Current value of asset	Net gain or (loss) on each transaction
TMP Worldwide Inc.	Plan Sponsor	Employee contribution not timely remitted to the Plan	$1,500,072	$—	$—	$—	$—	$1,500,072	$—

*
This represents total amount of contributions that have been withheld from employees, but not remitted into trust by the Plan sponsor within the prescribed time limits.

QuickLinks

TMP Worldwide Inc. 622 Third Avenue New York, New York 10017
SIGNATURES
Financial Statements and Supplemental Schedules Years Ended December 31, 2000 and 1999
Contents
Independent Auditors' Report
TMP Worldwide Inc. 401(k) Savings Plan Statements of Net Assets Available for Benefits
TMP Worldwide Inc. 401(k) Savings Plan Statements of Changes in Net Assets Available for Benefits
TMP Worldwide Inc. 401(k) Savings Plan Notes to Financial Statements
TMP Worldwide Inc. 401(k) Savings Plan Schedule of Assets Held for Investment Purposes at End of Year EIN 13-3906555 Plan No. 002
TMP Worldwide Inc. 401(k) Savings Plan Schedule of Reportable Transactions EIN 13-3906555 Plan No. 002
TMP Worldwide Inc. 401(k) Savings Plan Schedule of Nonexempt Transactions EIN 13-3906555 Plan No. 002